File No. 005-48641
           As filed with the Securities and Exchange Commission on June 11, 1999
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                            -----------------------
                                 SCHEDULE 14D-1
                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934


                               (Final Amendment)
                             J. RAY MCDERMOTT, S.A.
                           (Name of Subject Company)


                         MCDERMOTT INTERNATIONAL, INC.
                      MCDERMOTT ACQUISITION COMPANY, INC.
                          a wholly-owned subsidiary of
                         MCDERMOTT INTERNATIONAL, INC.
                                    (Bidder)

                            -----------------------
                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)
                            -----------------------

                                  P 64658 10 0
                                 (Cusip Number)

                                S. Wayne Murphy
                         McDermott International, Inc.
                              1450 Poydras Street
                             New Orleans, LA 70161
                           Telephone: (504) 587-5400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)


                                   Copies to:

    Christopher Mayer                                       R. Joel Swanson
  Davis Polk & Wardwell                                  Baker & Botts, L.L.P.
  450 Lexington Avenue                                      One Shell Plaza
New York, New York 10017                               Houston, Texas 77002-4995
Telephone: (212) 450-4000                              Telephone: (713) 229-1234





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     This Final Amendment ("Final Amendment") amends and supplements the
Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed on May 13, 1999 by McDermott International, Inc., a Panama corporation ("Parent"), and McDermott Acquisition Company, Inc., a Panama corporation ("Purchaser") and a wholly-owned subsidiary of Parent, as amended by Amendment No. 1 to the Schedule 14D-1 filed with the Commission on May 14, 1999 and Amendment No. 2 to the Schedule 14D-1 filed with the Commission on June 8, 1999, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of J. Ray McDermott, S.A. (the "Company") (other than shares beneficially owned by Parent) at a price of $35.62 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 1999 and in the related Letter of Transmittal.

     All capitalized terms used in this Final Amendment without definition have the meanings attributed to them in the Schedule 14D-1.

     The item of the Schedule 14D-1 set forth below is hereby amended and supplemented as follows:

   Item 6.     Interest in Securities of the Subject Company.

     Item 6 is hereby amended and supplemented to incorporate by reference the information set forth in the Press Release issued by Parent on June 11, 1999, attached hereto as Exhibit (a)(11).

   Item 11.    Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding the following exhibit:

     (a)(11)   Text of Press Release Issued by Parent on June 11, 1999.






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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


June 11, 1999               MCDERMOTT ACQUISITION COMPANY, INC.


                            By: /s/ Daniel R. Gaubert
                               ------------------------------------------------
                               Name:  Daniel R. Gaubert
                               Title: Treasurer



                            MCDERMOTT INTERNATIONAL, INC.


                            By: /s/ S. Wayne Murphy
                               ----------------------------------------------
                               Name:  S. Wayne Murphy
                               Title: Senior Vice President, General Counsel and
                                      Corporate Secretary





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                                 EXHIBIT INDEX



Exhibit No.    Description
-----------    -----------
(a)(11)        Text of Press Release Issued by Parent on June 11, 1999.